Mail Stop 6010

June 12, 2008

Timothy D. Consalvi
President and Chief Executive Officer
Gateway International Holdings Inc.
2672 Dow Avenue
Tustin, California 92780

Re: Gateway International Holdings, Inc.
Registration Statement on Form 10
Filed May 16, 2008
File No. 0-53265

Dear Mr. Consalvi:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. Explain why you are seeking to re-register under Section 12 to become a reporting company again.

The Enforcement Action, page 5

2. We note your statement that reason for your failure to file the required reports was your "inability to obtain financial documentation from two companies [you] acquired in late 2002," which "led to your auditors being unable to adequately

review and audit [your] financial statements as required under the Exchange Act." Please reconcile this statement with the Commission's findings in the revocation proceeding, as set forth in the opinion issued on May 31, 2006.

The Remedial Measures, page 5

3.   Revise this disclosure to provide a more balanced discussion of the measures you have taken to remediate the issues that contributed to your violations of the requirement to file reports pursuant to Section 13(a) of the Exchange Act. For instance, your disclosure indicates that you have "undergone numerous changes to your management," but we note that your current CFO is serving on a part-time, interim basis since his resignation in 2007, and that he could terminate the arrangement under which he continues to serve with as little as five days' notice. We also note that you currently do not have an audit committee. Please include a discussion of all of the relevant facts and circumstances surrounding the remedial measures undertaken since your registration was revoked in 2006.

4.   Revise your disclosure to provide a more specific, detailed discussion of the basis for your belief that the circumstances contributing to your previous violations of your reporting obligation will not occur in the future. For instance, describe in more detail the internal company procedures that have been put in place and the changes made in addition to those in personnel and your advisors.

Item 1A. Risk Factors, page 15

The Commission previously revoked the registration of our common stock…, page 18

5.   We note you describe this risk in terms of the potential effect on your business and your stock price in the event you are delinquent in your filing requirement. Revise to reflect more fully any risks to investors of your being delinquent in your filings, in addition to the potential effect on your business and your stock price. Further, revise to explain more specifically *how* a potential delinquency could impact your business and your stock price, to help investors better evaluate this risk.

6.   Revise the caption of this risk factor to ensure it reflects the risk that you discuss in the text. Currently, this subheading merely states a fact about your business. Succinctly state in your subheading the risk(s) that result from this fact or uncertainty.

Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 18

Critical Accounting Policies, page 19

Revenue Recognition, page 19

7.   We note that you include revenue recognition as one of your critical accounting estimates. Your discussion herein does not discuss the nature of any estimates regarding the company's revenue recognition. The disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Your disclosure should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements. Your discussion should present your analysis of the uncertainties involved in applying accounting principles, specifically address why your accounting estimates bear the risk of change, how you arrived at the estimate, whether that estimate is reasonably likely to change, etc. Please revise to address our concerns. We refer you to SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 22

Discontinued Operations, page 22

8.   We note that "during the year ended June 30, 2007 and the nine month period ended June 30, 2006, [you] recognized pre-tax losses from discontinued operations of $346,980 and $1,389,333." Reconcile this with page F-21, which discloses loss for discontinued operations before income taxes of $273,810 and $1,421,639 for the year ended June 30, 2007 and nine month period ended June 30, 2006. Revise or advise.

Results of Operations for the Nine Months Ended March 31, 2008 and 2007, page 24

9.   We note that your financial statements reflect higher revenues due to "increases in sales from both the Precision Manufacturing and Machine Sales groups" where the "Precision Manufacturing group experienced increases in demand from Panasonic while the Machine Sales group had increases in sales volume for both new and used machines." Under SAB Topic 13.B, "changes in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease." Further, under FRC 501.04, you should include a discussion of the contribution of two or more factors identified as the causes for material changes and quantify those factors as necessary. As such, your MD&A should not only

identify and quantify, to the extent practicable, the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material. Revise MD&A as necessary to address our concern.

10. In this regard, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the 43% increase in selling, general and administrative is "attributable to higher professional services, increase in personnel headcount and wages increases in facilities costs." However, you do not quantify the impact of each of these factors. Revise your filing accordingly to address our concerns.

Liquidity and Capital Resources, page 27

11. We note that you were not in compliance with your loan covenants as of March 31, 2008. We also note that your lender has given you the right to remedy this non-compliance. Please tell us and revise MD&A to discuss the specific impact the non-compliance has had on your operations and liquidity and your ability to remedy this covenant by the June 30, 2008 deadline. Revise MD&A to define all of the financial and other covenants that you are required to maintain under your loans and debt agreements and the company's ability to comply with future debt covenants. Explain what would happen if are unable to obtain a waiver or amendment from your lender on reasonable terms in the future. For explain, discuss what kind of interest rate increases could be imposed, penalties, etc.

Item 5. Directors and Executive Officers, page 32

Lawrence A. Consalvi, page 33

12. Provide the information required under Item 401(f) of Regulation S-K with respect to Lawrence Consalvi.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

13. We note that while the first paragraph states that your auditors "have audited the accompanying consolidated balance sheet of Gateway International Holdings, Inc. and its subsidiaries (collectively "Gateway") as of June 30, 2007 and 2006, it does not appear that they refer to the year ended June 30, 2006 in the third paragraph where they state only that in their opinion "the consolidated financial statements referred to above present fairly, in all material respects, the financial

position of Gateway International Holdings, Inc. and subsidiaries as of <u>June 30, 2007</u>." Please request your auditors to revise their opinion to state whether they believe the financial statements as of June 30, 2007 <u>and June 30, 2006</u> present fairly, in all material respects, the financial position of the company.

<u>Consolidated Balance Sheet, page F-2</u>

14.   Please reconcile your issued and outstanding shares as of March 31, 2008 of 27,961,956 to page 41, which discloses 28,378,645 shares. Please revise or advise.

<u>Consolidated Statement of Operations, page F-3</u>

15.   We note that you appear to have revenues from sales of products and <u>services</u>. If revenue from services is significant to total revenues, tell us your consideration of presenting these amounts, along with the related cost of sales and costs of services, separately on the face of this statement. Refer to the guidance Rules 5-03(b)(1) of Regulation S-X. Revise or advise.

<u>Note 1. Organization and Business, page F-6</u>

16.   We note that Gateway is a holding company that operates through various wholly owned subsidiaries. We also note that these subsidiaries are or were previously: Elite Machine; Eran Engineering, Inc.; All American CNC Sales; A-Line Capital Corporation; Gledhill/Lyons, Inc., d/b/a Accurate Technology; Spacecraft Machine Products, Inc.; ESK, Inc.; NuTech Industrial Sales, Inc; Nelson Engineering; Bechler Cam and CNC Repos, Inc. Please respond to the following:
- Describe any relationships between Gateway's officers and shareholders and these entities. Explain how these relationships affected your accounting for the acquisitions. For example, tell us if you recorded the assets at fair value on the date of acquisition, or if you recorded the assets at their carrying value, and why. Revise your disclosures to comply with SFAS 57.
- Tell us the amount of goodwill recorded as of each balance sheet date that related to each individual acquisition.
- We note your disclosure on page 18, that you completed acquisitions where you were unable to obtain financial information and that you have since divested of those acquisitions. While you have discussed certain acquisitions and divestitures, it does not appear you have discussed others. Revise to disclose all acquisition and related disposition, your accounting for each or explain why you believe such disclosure is not necessary.

Acquisition of All American CNC Sales, Inc., page F-7

17.   We note on page 41, that you issued additional shares on March 25 2006 as additional earn-out related to All American and Spacecraft Machine Products. Tell us your accounting for these shares and the consideration given to EITF 95-8. Also, explain if you are obligated to make any future "earn-out" payments for All American, Spacecraft Machine or any other acquisition. Revise to expand your disclosures to more fully comply with the disclosure requirements of paragraph 13 (a) and (b) of FIN 45.

Spacecraft Machine Products, Inc.

18.   We note that you sold the assets of Spacecraft and folded the business into Accurate as of July 2005. We also note that you subsequently sold all the assets of Spacecraft Machine for $560,000. Tell us how you accounted for the sale of these assets. Explain if you retained any goodwill or intangibles on your financial statements as of June 30, 2006, related to Spacecraft. If so, please support why it was appropriate.

Divestitures of Previously Acquired Companies, page F-7

19.   We note that you entered into a share "re-exchange" agreement with the original shareholders of Nu-Tech and Accurate on March 23, 2007. We also note that the results of operations and cash flow have been eliminated as a result of the sale." Please provide an overview of the terms of the March 2007 transactions between Gateway and Nu-Tech and Gateway and Accurate, respectively, and describe your accounting for your interests in Nu-Tech and Accurate beginning with the acquisition date and for each period through the actual date of disposal of those interests.

20.   Describe any relationships between Gateway's officers and shareholders and these entities. Revise your disclosures to comply with SFAS 57.

21.   It appears from your statement of operations that you consider the sale of Nu-Tech and Accurate to constitute discontinued operations. If true, we would expect your balance sheet and statement of operations to be consistent with the requirements of SFAS 144, paragraphs 43-46, which requires separation of related assets and liabilities and results of the discontinued entities. Please revise or advise.

22.   In this regard, revise your management's discussion and analysis to discuss discontinued operations, separately from continuing operations. Refer to the guidance in Item 303 of Regulation S-K. The disclosure should also include

disclosure of any know trends, event and uncertainties involving the discontinued operations that may materially affect your liquidity, financial condition and results of operations in the future.

23.   We note that you sold Accurate for 12 million shares of common stock on March 23, 2007 and determined that those shares had a fair value of $6.9 million based upon "the trading price of your stock on the date of the transaction." Pursuant to a Section 12(j) proceeding you were de-listed and your shares were no longer listed on any exchange as of May 31, 2006. Therefore, it does not appear that the company's shares are trading on an active market. Please explain and revise your disclosure as appropriate. Also discuss how you determined the fair value of the shares. Cite any recent sales to unrelated third parties, if available, as part of your response. Please also revise your similar disclosure included in MD&A on page 22 as necessary.

Note 2. Basis of Presentation and Significant Accounting Policies, page F-8

Goodwill and Other Intangible Assets, page F-10

24.   We note the disclosure on page 22 that during the period ended June 30, 2006 you recognized an impairment loss of $1.1 million related to goodwill based on estimated fair value of Accurate. However, we did not see any discussion regarding this impairment in your footnotes. Tell us when you determined the goodwill was impaired and how you included this impairment in your financial statements. Please revise to provide the disclosures required by paragraph 47 of SFAS 142.

Revenue Recognition, page F-11

25.   Please expand your disclosure to describe your revenue recognition policy in greater detail. For example, to the extent that the policy differs among customer categories (i.e. refurbished products, new products, etc.); make your disclosure product line specific. Details should also be provided to the extent that policy differs among the various marketing venues used by the company. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, or similar privileges and how these impact revenue recognition. Also provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

26.   In this regard, we note that All American is a re-seller of new machines and that you only purchase a new machine when you have a firm order from a customer. We also note that the original manufacturer is responsible for any problems or

issues with the machine, since they are under a manufacturers warranty and they (the manufacturer) normally installs the equipment. Please confirm that you record these sales on a <u>net</u> basis versus a gross basis. Refer to the guidance in EITF 99-19, paragraphs 7-17 to support your presentation.

27.   Further, we note that Elite Machines is a re-seller of pre-owned used machines and that you normally sell these products "as is" or with a third party warranty. Please explain your revenue recognition for these re-sales of pre-owned machines. Specifically, explain if you record these sales on a gross or net basis. Support that your presentation complies with EITF 99-19.

28.   Finally, we note that Eran Engineering manufactures and assembles precision parts and systems for manufacturers. Revise to disclose your accounting policies with respect to revenue recognition for these products in greater detail as well.

Net Loss per Share, page F-11

29.   Please clarify why your calculation of net loss per share excludes shares <u>issued</u> as security for a note payable. We refer you to paragraphs 8-10 of SFAS 128.

Note 3. Acquisition, page F-12

30.   We note that you acquired CNC Repos, Inc. on October 16, 2007 for an aggregate purchase price of $440,000 in exchange for 1,000,000 shares of your common stock. Please respond to the following:
   •   We note that the fair value of your common shares used to compute the purchase price was $.42 per share and this was based on trading prices <u>prior</u> to the delisting of the company's shares. Tell us and revise your discussion to disclose whether management believes this price represented the current fair value of the company's shares at the date of acquisition. In addition, please tell about any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination.
   •   In this regard, we note your disclosure refers to delisting of the company's shares during 2007. However, your disclosure on page 5 states your shares were de-listed following your appeal on May 31, 2006. Please revise or advise.
   •   It appears that this acquisition is significant to the company. Please provide us with your assessment of significance as set forth under Rule 1-02(w) for this acquisition and advise us as to whether you have filed these financial statements and any required pro forma information, as required by Rule 3-05 and Rule 1-02(w) of Regulation S-X.
   •   Describe any relationships between Gateway's officers and shareholders and this entity.

- Revise to explain how you determined the amount allocated to the deferred tax liability since it is a significant component of the allocation of the purchase price.
- We note your disclosure that the purchase price has been allocated to tangible and intangible net assets, however, it does not appear that you have allocated any amount to tangible assets. Please tell us if you acquired any tangible assets of CNC Repos. Revise to clarify.

Note 4. Inventories, page F-13

31.   We note that you categorize certain inventory as "finished goods, excluding machinery ready for sale" and other inventory as "machinery ready for sale." Please tell us and revise your disclosure to explain these two categories, including how they differ.

Note 6. Property and Equipment, page F-13

32.   We note that you completed the sale of your manufacturing facility for proceeds of $2,017,000. Please revise this footnote to clarify what was sold.

Note 13. Commitments and Contingencies, page F-17

33.   We note on page 7 that approximately 80% of your Elite Machines' customers are under some type of warranty with the company. Please revise to provide the disclosures required by paragraph 14 of FIN 45, or tell us why such disclosure is not necessary.

Note 15. Income Tax, page F-18

34.   Revise to include the required disclosures as of March 31, 2008. Also, provide enhanced discussion of the reasons why you believe at this time that realization of the deferred tax assets is more likely than not given your lack of history of profitability. Refer to the guidance provided in paragraphs 20-25 of SFAS 109.

Note 17. Segments and Geographic Information, page F-20

35.   Your columns for Discontinued Operations do not reconcile to the disclosure in Note 18. Specifically, please tell us if you recorded revenues related to the discontinued operations incurred any depreciation expense, etc. If so, include these amounts in your segment disclosures or tell us why you believe your presentation is appropriate.

36.   In this regard, it does not appear that you have presented your tables consistently for each period presented. For example, we see that you included amounts related to discontinued operations (income (loss) before taxes) for the year ended June 30, 2007, but did not include a comparable amount in your tabular disclosure for the nine months ended March 31, 2007. Please revise or advise.

Note 18. Discontinued Operations, page F-20

37.   We note that you included a condensed balance sheet of Accurate and Nu-Tech as of June 30, 2007. Please clarify your disclosure, which states "that these balances are included in the Company's consolidated balance sheet as of June 30, 2007." Reconcile this with the following sentence which states, "the consolidated balance sheet as of and subsequent to March 31, 2007 exclude Accurate and Nu-Tech as they the company disposed of prior to this date." Please revise or advise.

Index to Exhibits, page 44

38.   We note your exhibit index indicates that you filed the employment agreement with Lawrence Consalvi as Exhibit 10.6, but it appears that the exhibit actually filed was a duplicate of Exhibit 10.4, your agreement with Timothy Consalvi. Please file the employment agreement with Lawrence Consalvi.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Angela Crane, Accounting
Branch Chief, at (202) 551-3554 if you have questions regarding comments on the
financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-
3625 or me at (202) 551- 3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel